Exhibit 12.2


                      SECURITY CAPITAL GROUP INCORPORATED
               COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED SHARE DIVIDENDS
                         (Dollar amounts in thousands)

                                   Three Months Ended
                                        March 31,                              Year Ended December 31,
                                ------------------------   -----------  ---------- ---------   ----------  ------------
                                    2001         2000         2000          1999     1998        1997          1996
                                ------------   ----------  -----------  ---------- ----------  ----------  ------------
Earnings (loss) from Operations $    256,225   $  20,578    $  434,689  $(134,135)  $(156,351) $    80,732  $    84,128
Less: Equity in earnings from
      equity investees               (30,738)    (33,920)     (369,045)   (78,899)     71,950     (170,576)    (168,473)
Add: Dividends received from
     equity investees                 62,062      39,372       147,005    150,756     144,757      110,082       74,652
Other                                     --          --            --      2,612       7,124       18,003           --
                                ------------    --------    ----------  ---------  ----------    ---------    ---------
Net Earnings (loss) from
  Operations                         287,549      26,030       212,649    (59,666)     67,480       38,241       (9,693)
Add:
    Interest Expense                  40,098      31,787       108,558    133,454      82,203      104,434      117,224
                                ------------    --------    ----------  ---------  ----------    ---------    ---------
Earnings as Adjusted            $    327,647    $ 57,817    $  321,207  $  73,788  $  149,683    $ 142,675    $ 107,531
                                ============    =========   ==========  =========  ==========    =========    =========

Combined Fixed Charges and
    Preferred Share Dividends:
    Interest Expense            $     40,098    $  31,787    $ 108,558  $ 133,454  $   82,203    $ 104,434    $ 117,224
    Capitalized Interest                 361          553        3,192      8,209      26,703       69,883       11,448
                               -------------    ---------    ---------  ---------  ----------    ---------    ---------
                                      40,459       32,340      111,750    141,663     108,906      174,317      128,672
    Preferred Share Dividends(1)       6,847        5,163       24,876     20,280      22,368(2)    15,416       12,352
                               -------------    ---------    ---------  ---------  ----------    ---------    ---------
Combined Fixed Charges and
    Preferred Share Dividends  $      47,306    $  37,503      136,626  $ 161,943  $  131,274    $ 189,733    $ 141,024
                               =============    =========    =========  =========  ==========    =========    =========

Ratio of Earnings to Combined Fixed
    Charges and Preferred Share
    Dividends                           6.9           1.5          2.4        0.5         1.1          0.8          0.8
                               ============     =========    =========  =========  ==========    =========    =========

(1) The preferred dividends have been increased to show a pretax basis.
(2) Excludes a one-time non-cash dividend of $19.8 million incurred in conjunction with the exchange of Series A Preferred Shares for Series B Preferred Shares.